UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Blue Wolf Mongolia Holdings Corp.
(Name of Issuer)
Ordinary Shares, no par value per share
(Title of Class of Securities)
VGC119621263
(ISIN)
July 15, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN	VGC119621263

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		475,580

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		475,580

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	475,580

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

ISIN	VGC119621263

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		84,420

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		84,420

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	84,420

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

ISIN	VGC119621263

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		560,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		560,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	560,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to Ordinary Shares, no par value per share (the “Ordinary Shares”), of Blue Wolf Mongolia Holdings Corp., a British Virgin Islands corporation (the “Issuer”), purchased by Fir Tree Value and Fir Tree Capital. Fir Tree is the investment manager of each of Fir Tree Value and Fir Tree Capital. Fir Tree Value, Fir Tree Capital and Fir Tree are collectively referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.

Blue Wolf Mongolia Holdings Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Two Sound View Drive Greenwich, Connecticut 06830

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree Value Master Fund, L.P. c/o Citco Fund Services (Cayman Islands) Limited 89 Nexus Way, Camana Bay Box 31106 Grand Cayman KY1-1205, Cayman Islands A Cayman Islands exempted limited partnership

Fir Tree Capital Opportunity Master Fund, L.P.
c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way, Camana Bay
Box 31106
Grand Cayman KY1-1205, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree, Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 A New York corporation

Fir Tree is the investment manager of each of Fir Tree Value and Fir Tree Capital, and has been granted investment discretion over portfolio investments, including the Ordinary Shares, held by Fir Tree Value and Fir Tree Capital.

Item 2(d)	Title of Class of Securities.

Ordinary Shares, no par value per share (the “Ordinary Shares”).

Item 2(e)	ISIN.

VGC119621263

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
Fir Tree Value is the beneficial owner of 475,580 Ordinary Shares. Fir Tree Capital is the beneficial owner of 84,420 Ordinary Shares. Fir Tree may be deemed to beneficially own the Ordinary Shares held by Fir Tree Value and Fir Tree Capital as a result of being the investment manager of each of Fir Tree Value and Fir Tree Capital.

(b)
Fir Tree Value beneficially owns 475,580 Ordinary Shares, which represents approximately 4.7% of the Ordinary Shares outstanding. Fir Tree Capital beneficially owns 84,420 Ordinary Shares, which represents approximately 0.8% of the Ordinary Shares. Collectively, the Reporting Persons beneficially own 560,000 Ordinary Shares, which represents approximately 5.6% of the Ordinary Shares outstanding. These percentages are determined by dividing the number of Ordinary Shares beneficially held by each of the Reporting Persons, by 10,062,500, the number of Ordinary Shares issued and outstanding as of July 14, 2011, as calculated from the 424B4 Prospectus filed by the Issuer with the Securities and Exchange Commission on July 15, 2011 and the 8-K filed by the Issuer with the Securities and Exchange Commission on July 20, 2011.

(c)
Fir Tree Value may direct the vote and disposition of 475,580 Ordinary Shares. Fir Tree Capital may direct the vote and disposition of 84,420 Ordinary Shares. Fir Tree has been granted investment discretion over the Ordinary Shares held by Fir Tree Value and Fir Tree Capital, and thus, has the shared power to direct the vote and disposition of 560,000 Ordinary Shares.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 25, 2011

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares of Blue Wolf Mongolia Holdings Corp., a British Virgin Islands corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 25, 2011.

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President